March 7, 2007

VIA EDGAR AND FACSIMILE

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

850 Fifth Street, N.W.

Washington, DC 20549

Mail Stop 6010

RE:	Healthways, Inc.
Form 10-K for the fiscal year ended August 31, 2006
File No. 000-19364

Dear Mr. Rosenberg:

The following is a response to your comment letter of February 23, 2007 relating to Healthways, Inc. (the “Company”) Form 10-K for the fiscal year ended August 31, 2006.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 26

1.

Please expand your response to comment one to provide us the amount of bonus expense recognized in each quarter of fiscal 2006. Also, specify the performance goals. Provide the amount of bonuses for fiscal 2005 and, if materially different from 2006, direct us to disclosure explaining this cause. More fully explain why operating leverage improved gross margin in the fourth quarter as we note revenues increased in each quarter in 2006 over the prior quarter yet margins for the first three quarters of 2006 were consistent. In addition, please confirm that in future filings you will discuss in your results of operations section of your MD&A the causes of any material changes in your fourth quarter operating results from other quarters in addition to your year-end fiscal results.

Response to Comment 1:

Under the Company’s 2006 Incentive Bonus Plan (the “2006 Plan”), our employees were eligible for performance-based awards if the Company attained targeted earnings per share goals, as described in Exhibit 10.2 to our Current Report on Form 8-K filed on August 26, 2005. The following illustrates total cost of services, the bonus expense included in cost of services, and

Mr. Jim B. Rosenberg

March 7, 2007

cost of services excluding bonus expense which were recognized in each quarter of fiscal 2006, along with the corresponding percentages of revenues.

(In $000s)	Q1 2006	% of Revenue	Q2 2006	% of Revenue	Q3 2006	% of Revenue	Q4 2006	% of Revenue
Revenues	$90,592		$100,021		$106,820		$114,876

Cost of services	63,845	70.5%	70,859	70.8%	73,582	68.9%	72,876	63.4%

Bonus expense included
in cost of services	5,422	6.0%	9,672	9.7%	4,165	3.9%	—	0.0%

Cost of services
excluding bonus expense	$58,423	64.5%	$61,187	61.2%	$69,417	65.0%	$72,876	63.4%

The total bonus expense included in cost of services for fiscal 2005 was $15.5 million, or 5.0% of revenues. Thus, bonus expense as a percentage of revenues did not materially change from fiscal 2005 to fiscal 2006, as the total bonus expense included in cost of services for fiscal 2006 was $19.2 million, or 4.7% of revenues.

Excluding bonus expense, cost of services as a percentage of revenues decreased slightly during the fourth quarter of fiscal 2006 compared to the first three quarters on average, primarily due to operating leverage attributable to revenue growth. However, as the table above illustrates, our cost of services can fluctuate due primarily to the timing of new revenues and related addition of capacity. For example, cost of services in our third fiscal quarter increased due to costs related to the opening of a new care enhancement center in May 2006 and the related initial program costs.

Beginning with our Form 10-K for the year ending August 31, 2007, we will discuss in the results of operations section of MD&A the causes of any material changes in our fourth quarter operating results from other quarters in addition to our year-end fiscal results.

Cash Flow Statement

2.

With regard to your response to comment two, please confirm that similar classification errors were not made at August 31, 2005 and 2006, November 30, 2006, and each quarter in the year ended August 31, 2006.

Response to Comment 2:

As of August 31, 2005 and 2006, November 30, 2005, February 28, 2006, May 31, 2006, and November 30, 2006, we accrued immaterial amounts in accounts payable related to purchases of property and equipment, which resulted in similar, but not material, classification errors in the

Mr. Jim B. Rosenberg

March 7, 2007

statements of cash flows for the year-to-date periods then ended. The overstatement of cash flows provided by operating activities and cash flows used in investing activities in any current period results in an understatement of these same items in the following period, such that in each year-to-date period noted above, the net effect of the misclassification on the statement of cash flows was immaterial, as shown below.

(In $000s)	(Under) Over Stated Cash Flows from/used in Operating and Investing Activities
	12 Months	3 Months	6 Months	9 Months	12 Months	3 Months
	Ended	Ended	Ended	Ended	Ended	Ended
	Aug-05	Nov-05	Feb-06	May-06	Aug-06	Nov-06

Turn-around effect from prior period
accrual	$(4,800)	$(650)	$(650)	$(650)	$(650)	$(1,929)
Effect from current period accrual	650	851	657	724	1,929	1,755
Net (under) over statement of cash
flows from/used in operating and
investing activities	$(4,150)	$201	$7	$74	$1,279	$(174)

Reported cash flows from operating
activities	$75,205	$4,494	$31,927	$61,265	$99,808	$9,365
(Under) over statement as % of cash
flows from operating activities	-5.5%	4.5%	0.0%	0.1%	1.3%	-1.9%

Based on our review of Staff Accounting Bulletin Topic 1:M, we performed an analysis for each period similar to the one described in our response letter dated December 19, 2006 related to the fiscal 2004 and fiscal 2005 statements of cash flows. We have discussed this analysis with our independent accountants, and based on that discussion and our review of Staff Accounting Bulletin Topic 1:M, we do not believe these misclassifications were material in any of these periods for the following reasons:

•	They represent no more than 5.5% of reported operating cash flows for any individual period;
•	They do not mask a change in earnings or other trends (e.g. cash flow from operating activities);
•	They do not change cash flow from operating activities from a source of cash to a use of cash or vice versa; and
•	They do not affect our compliance with loan covenants or other contractual requirements.

Beginning with our Form 10-Q for the quarter ended February 28, 2007, we will ensure that accrued payments for all capital expenditures are classified as cash flows used in investing activities.

Quarterly Financial Information (unaudited), page 54

3.	We note your response to comment three. Item 302 of Regulation S-K requires the presentation of gross profit, which is defined as “net sales less costs and expenses

Mr. Jim B. Rosenberg

March 7, 2007

associated directly with or allocated to products sold or services rendered.” We note you proposed to include an “operating income” amount which will include the cost of services, selling, general and administrative expenses and depreciation and amortization. Please confirm that your “operating income” does not include any expenses not associated directly with or allocated to products sold or services rendered. If it does, we do not believe the “operating income” would meet the Item 302 gross profit requirement.

Response to Comment 3:

Since the “operating income” amount described above does include expenses that are not associated directly with or allocated to services rendered, we agree that it does not meet the Item 302 gross profit requirement. Beginning with our Form 10-K for the year ending August 31, 2007, we will present a “gross profit” amount in the quarterly information required by Item 302 of Regulation S-K, which will include cost of services as well as depreciation and amortization associated directly with or allocated to services rendered.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	staff comments or changes to disclosure in response to staff comments in its filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning our responses to your questions and comments, please do not hesitate to contact me at (615) 665–7674 or by facsimile at (615) 665–7697.

Sincerely yours,

/s/ Mary A. Chaput

Mary A. Chaput

Chief Financial Officer

cc:	Dana Hartz (via facsimile)
James H. Cheek, III